Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

VIA EDGAR

June 23, 2023

Scott W. Lee, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant: File Nos.: Funds:	Lincoln Variable Insurance Products Trust (“Trust”) File Nos. 033-70742 & 811-08090 Lincoln U.S. Hedged Equity Fund (the “Fund”)

Dear Mr. Lee:

This letter responds to your comments, provided via phone on June 14, 2023, to the Registrant’s registration statement filed on Form 485APOS on March 16, 2023, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Registrant’s responses.

1)	Please state (a) whether the Fund tracks the net asset value (“NAV”) or the market price of the underlying exchange traded fund (“ETF”).

a)	The Registrant has revised the relevant portion of its Item 4 and Item 9 disclosures as follows:

The Fund provides hedged exposure to U.S. equities by 1) investing in FLexible EXchange Options (“FLEX Options”) with approximately equal exposure to each of the S&P 500 Price Return Index, the Russell 2000 Price Return Index, and the Nasdaq 100 Price Return Index, (or to the market price of exchange traded funds (“ETFs”) tracking such indices) (each of which is referred to as a “Reference Asset”); and 2) separately maintaining, as collateral for the Fund’s FLEX Options positions, a portfolio of fixed income securities (the “Collateral Portfolio”). (emphasis added).

2)	Please include the standard set of ETF risk disclosures, for use when an ETF is an underlying holding of the Fund.

a)	The Registrant has revised its “Exchange-Traded Fund (ETF) Risk” as follows:

ETFs generally reflect the risks of owning the underlying securities they hold, although lack of liquidity in ETF shares could result in the price of the ETF being more volatile. The market price of ETF shares may deviate from an ETF’s net asset value, especially during periods of market volatility, which could result in investors paying significantly more, or less, for the ETF shares. Because ETF shares are exchange traded, trading may be halted due to market conditions or for

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

reasons that, in the view of the exchange, make trading in shares inadvisable, such as extraordinary market volatility. Certain ETFs track the performance of an index. An imperfect correlation between an ETF’s portfolio securities and those in its index, rounding of prices, the timing of cash flows, the ETF’s size, changes to the index and regulatory requirements may cause tracking error, the divergence of an ETF’s performance from that of its underlying index. ETFs are subject to investment advisory and other expenses, which are indirectly paid by a fund that invests in ETFs. (emphasis added).

3)

Please explain supplementally how the following fundamental policy applies to the Fund: “Notwithstanding fundamental investment restriction 1 above, the Fund may concentrate in a particular industry to the extent that such concentration results from the Fund’s tracking or replication of an index.”

a)

Form N-1A item 16(c)(1) requires disclosure of the Fund’s fundamental policies. This disclosure requirement is not limited to only policies that actually affect how the Fund manages its portfolio and does not require disclosure of a rationale for why the policy applies to the Fund. This policy applies to the Fund and the Fund is therefore disclosing this policy.

4)	Please state the investment objective consistently in the investment strategy section as elsewhere in the Registration Statement.

a)	The requested revision has been made. The investment strategy section now reads:

The Fund seeks long-term growth of capital.

5)

Please clarify how the following statement, “Hedging means structuring a portfolio to seek to reduce the risk of loss of an existing position,” under the Principal Investment Strategies section ties into the rest of the discussion of the Fund’s strategy under this heading.

a)	The Fund employs a hedging strategy, which is mentioned in the previous sentence. This statement describes hedging in plain English.

6)	Please state whether the 80% policy statement in the Principal Investment Strategies section relates to net assets.

a)	The requested revision has been made. The investment strategy section now reads:

The Fund, under normal circumstances, will invest in instruments that provide exposure to equity securities of U.S. companies equal to at least 80% of its net assets. (emphasis added)

7)	In the Principal Investment Strategies section please state whether the statement, “…values of the Reference Assets…” refers to an index.

a)	This reference is to the defined term set out in the paragraph above this statement and includes the enumerated indices or an ETF tracking an enumerated index.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

8)	Please format the terms “participation” and “buffer” in bold in the Principal Investment Strategies section.

a)	The requested revision has been made. The Registrant has also bolded other defined terms in this section.

9)	Please state the time period and applicable reference security in the discussion of participation rate in the Principal Investment Strategies section.

a)

The requested revision has been made with respect to Reference Assets. We are declining to address the specific time period because, unlike a “cap” strategy (wherein intended outcomes generally are expected only at the expiration of an option), the participation rate strategy enables the Fund to participate in a proportion of market upside without regard to the time period in question. The investment strategy section now reads:

The FLEX Options portfolio is designed so that for each tranche, the Fund will on average participate in a substantial ratio (but less than 100%) of market appreciation of the Reference Assets. (emphasis added)

10)

Please clarify whether the statement, “Because the Collateral Portfolio collateralizes positions constituting market exposure and protection for the Fund’s entire portfolio, substantially all of the Fund’s assets will be held in the Collateral Portfolio,” means that substantially all Fund assets will be invested in fixed income.

a)	The disclosure has been clarified as follows:

Because the Collateral Portfolio collateralizes positions constituting market exposure and protection for the Fund’s entire portfolio, a substantial portion of the Fund’s assets will be held in the Collateral Portfolio.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.

Christian Pfeiffer, Esq.

Sharon Alyanakian

Teriana Griggs

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